CERTIFICATE OF QUALIFICATION

I, John R.W. Fox, of 1677 Deep Cove Road, North Vancouver, British Columbia, V7G 1S4 do hereby certify that:

1) I am a consulting metallurgical engineer with an office at 302-304 W. Cordova St. Vancouver, British Columbia V6B 1E8

2) I am a graduate of the University of Leeds (UK) in 1971 with a B.Sc. in Applied Minerals Sciences.

3) I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia.

4) I have not visited the property.

5) I have practised my profession continuously since 1971 and have been involved with the development of many similar properties including the Escalante Silver mine, Utah, USA, the Canatuan Mine, Philippines, the Julietta Mine, RFE, Russia and others.

6) I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in draft National Policy 43-101.

7) In the Independent report titled "Mt Kare, Technical Report Update, 2007 ", I am responsible for supervising metallurgical testwork, development of process flowsheets and plant General Arrangement drawings and Section 16.

8) I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the Technical Report.

9) I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10) As of the date of this certificate, to my the best of my qualified knowledge, information and belief, this technical report contains all the scientific and technical information that is required to be disclosed to make the report not misleading.

Dated this 2nd day of August 2007



John Fox, P.Eng

CERTIFICATE of QUALIFIED PERSON

(a)   Brian McEwen, President and COO of Buffalo Gold Ltd., 24th Floor, 1111 West Georgia Street, Vancouver, BC V6E 4M3, do hereby certify that:

(b)   I am the co-author of the technical report titled Mt. Kare Project, Enga Province, Papua New Guinea, (the "Technical Report") prepared for Buffalo Gold Ltd.

(c)   I graduated with a Bachelor of Science from the University of British Columbia.

I am a Member of the Association of Professional Geologists, Geophysicists of Alberta.

I have worked as a geologist continuously for a total of 26 years since my graduation from University. Prior to commencing work with Buffalo, I worked in resource evaluation and gold projects world wide with Amec Inc., and Norwest Corporation. I joined Buffalo in June 2006 as President and COO.

I have read the definition of "qualified person" set out in National Instrument 43-101 ("the Instrument") and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements of a "qualified person" for the purposes of the Instrument. I have been involved in resource evaluation for 20 years.

(d)   I have made trips to the Mt. Kare property, June 8-11, 2006 and April 12-16, 2007.

(e)   I am responsible for the preparation of the sections of the Technical Report as detailed in Table 2.1

(f)   I am not independent of the issuer as defined in section 1.4 of the Instrument.

(g)   I have had prior involvement with the property that is the subject of the Technical Report.

(h)   I have read the Instrument and Form 43-101F1, and the Technical Report has been prepared in compliance with that Instrument and form.

(i)   As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific information that is required to be disclosed to make the Technical Report not misleading.

Dated at Vancouver, BC this 31st day of July 2007.



Brian McEwen

CERTIFICATE of QUALIFIED PERSON

(a) I, Lynn Olssen, Senior Consultant of Snowden Mining Industry Consultants Pty Ltd., 87 Colin St., West Perth, Western Australia, do hereby certify that:

(b) I am the co-author of the technical report titled Mt. Kare Project, Enga Province, Papua New Guinea (the 'Technical Report') prepared for Buffalo Gold Limited.

(c) I graduated with a Bachelor of Science from the University of Western Australia.

I am a Member and Chartered Professional of the Australasian Institute of Mining and Metallurgy.

I have worked as a geologist continuously for a total of 13 years since my graduation from university. Prior to commencing work with Snowden, I worked in resource evaluation and mining geology roles in Western Australian gold and copper deposits. I joined Snowden in April 2002 with skills in resource estimation, reconciliation, geostatistical analysis, database quality assurance and quality control, and grade control. Since joining Snowden I have worked predominately on gold, copper, nickel, mineral sands and platinum reef deposits in Australia and Africa.

I have read the definition of 'qualified person' set out in National Instrument 43-101 ('the Instrument') and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements of a 'qualified person' for the purposes of the Instrument. I have been involved in resource evaluation consulting for seven years, including work on gold deposits for at least 5 years.

(d) I have not made a current visit to the Mt. Kare property.

(e) I am responsible for the preparation of the sections of the Technical Report as detailed in Table 2.1.

(f) I am independent of the issuer as defined in section 1.4 of the Instrument.

(g) I have not had prior involvement with the property that is the subject of the Technical Report.

(h) I have read the Instrument and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

(i) As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Perth WA this 2nd day of August, 2007

L M Olssen

Lynn Olssen, BSc, (Geology), University of Western Australia 1993, (CP) MAusIMM